Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY

June 28, 2011

VIA EDGAR

Ms. Christine Allen, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tongli Pharmaceuticals (USA), Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 30, 2010
File No. 000-52954

Form 10-Q for Quarterly Period Ended September 30, 2010
Filed November 15, 2010

Form 10-Q for Quarterly Period Ended December 31, 2010
Filed February 15, 2011

Dear Ms. Allen:

Tongli Pharmaceuticals (USA), Inc. (the “Company,” “we”, or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 21, 2011, regarding the Company’s filings referred to above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Form 10- K for the Year Ended March 31, 2010

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Contract Deposit page F -14

1.
We acknowledge your response to comment 5.  Please provide revised disclosures to be included in future filings consistent with your response.  Your revised disclosure should include, but not be limited to, the following:

•	the pending purchase of the patent (i.e. intangible asset) from Harbin Lanhai Biochemical Company (Lanhai);

•	the entire purchase price, specifically addressing that there are no subsequent payments due;

•	the patent commencement and expiration dates;

Ms. Christine Allen
 June 28, 2011

•	the period over which the patent will be amortized;

•	Lanhai’s obligation to provide technical support and assistance necessary for you to obtain SFDA approval;

•	the pending confirmation from the State Intellectual Property Office of China (SIPO);

•	the termination of the agreement and refund of all payments if SIPO approval is not obtained by October 2013; and

•
Clarify whether or not your “mutual understanding” between the Company and Lanhai that the entire payment will be refunded if you cannot obtain government approval is explicitly stipulated in the Patent Assignment Agreement with Lanhai. Please provide a copy of this agreement.

In response to the Staff’s comment, the Company plans to include disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and appropriate future filings (please note the subsequent event described below regarding the termination of this agreement which alters the disclosure from previous versions):

“In September 2008, we entered into a Patent Assignment Agreement (the “Lanhai Agreement”) with Harbin Lanhai Biochemical Company Limited (“Lanhai”) under which we agreed to acquire a patent related to a product called Lanhai Spirulina Calcium Tablet.  Pursuant to the Lanhai Agreement, Lanhai agreed to provide us with the product formula as well as the technical support and assistance necessary for us to obtain SFDA approval for the product.  Under the Lanhai Agreement, we made an aggregate payment of RMB7,030,000 (approximately $1.03 million) in October 2008, representing the entire purchase price for the subject patent.  We are not obligated to make any subsequent payment. The patent application was accepted by the State Intellectual Property Office of China (“SIPO”) on March 14, 2008 and, if granted, the patent will expire on March 13, 2028 pursuant to PRC patent laws.

The term of the Lanhai Agreement (meaning the term under which Lanhai is to provide support and assistance to us) is from November 1, 2008 to October 30, 2013.  Title to this patent will not be assigned to us until the patent assignment is properly recorded with SIPO.  The recording of this assignment was yet to be confirmed by SIPO.

Based on ASC 805-50-30 “Initial Measurement of Acquisition of Assets Rather Than a Business” and ASC350-30 “General Intangibles Other Than Goodwill”, the payment of RMB7,030,000 for acquiring the patent was recorded as an asset at cost.  The payment was originally recorded as a deposit which would be recorded as an intangible asset once we obtain the title to this patent, which asset will be subsequently amortized over the life of the patent.

During 2010, we reached an unwritten mutual understanding with Lanhai that if we cannot obtain title to the patent before the end of the contract period (i.e., October 30, 2013), the entire payment will be refunded to us.  Although we believe this understanding to be binding on the parties, it was not explicitly stipulated in the Lanhai Agreement or otherwise memorialized.

Ms. Christine Allen
 June 28, 2011

Subsequently, on June 17, 2011, we entered into a Termination Agreement with Lanhai pursuant to which the Lanhai Agreement was terminated.  The parties agreed that, because the patent assignment recording process took too long, we shall return the Lanhai Spirulina Calcium Tablet product and related intellectual property to Lanhai.  Pursuant to the Termination Agreement, Lanhai agreed to refund the total purchase price of RMB7,030,000 in three installments. The first installment of RMB2,000,000 shall be refunded prior to June 30, 2011, the second installment of RMB2,000,000 shall be refunded prior to July 30, 2011 and the last installment of RMB3,030,000 shall be refunded prior to August 30, 2011.  The Termination Agreement also provides that we are entitled to initiate litigation against Lanhai if Lanhai fails to fully refund the total purchase price before August 30, 2011.  On June 27, 2011, Lanhai refunded the first installment of RMB2,000,000. The recording of the patent assignment was terminated in June 2011 as well.

Copies of the Lanhai Agreement and related Termination Agreement will be filed as exhibits to our Annual Report on Form 10-K for fiscal year ended March 31, 2011.

2.	Regarding your response to comment 6, please provide us proposed disclosure to be included in future filings to address the following:

•
Clarify the Company’s obligations under the agreement regarding the clinical trial and research and development as well as the length of the agreement with Tonghua Yisheng Pharmaceuticals Company Limited (Yisheng);

•	Explain what you mean by “the new drug approval period” and why this period is an appropriate amortization period considering there is no approved patent to determine the life of the drug;

•
Clarify whether the Company or Yisheng will apply for “patent protection for the drug, the formula, or the process related to the drug” once SFDA approval is received or why not having patent protection is not necessary in determining the life of the drug; and

•
Clarify whether or not your “mutual understanding” between the Company and Yisheng that the entire payment will be refunded if you cannot obtain the SFDA approval is explicitly stipulated in the New Drug Assignment Agreement with Yisheng. Please provide a copy of this agreement.

In response to the Staff’s comment, the Company plans to include disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and appropriate future filings:

“On March 21, 2010, we entered into a New Drug Assignment Agreement (the “Tonghua Agreement”) with Tonghua Yisheng Pharmaceuticals Company Limited (“Tonghua”) pursuant to which we agreed to purchase a new drug candidate, called Nafarelin, from Tonghua for an aggregate purchase price of RMB33,000,000 (approximately $4.85 million).  The total purchase price is payable in three installments: 33% of the total purchase price was paid upon execution of the Tonghua Agreement in March 2010; another 33% was paid in March 2011 (although it is required to be paid upon conclusion of third clinical trial for the product pursuant to the terms of the Tonghua Agreement) and the balance shall be paid upon conclusion of the transfer. The parties’ rights and obligations under the Tonghua Agreement shall terminate when the Nafarelin product has obtained the SFDA New Drug Approval Certificate and is ready to be marketed, unless it is early terminated by the mutual agreement of the parties.

Nafarelin is a proposed treatment for endometriosis and prostate cancer.  At a minimum, completion of the third phase clinical trail is a pre-condition to receipt of the New Drug Approval Certificate from the SFDA.  The SFDA new drug approval procedure is separate and distinct from the patent prosecution procedure.  To date, neither Tonghua nor we have applied or intend to apply for patent protection for Nafarelin or the formula or process related to Nafarelin.  Once Tonghua is granted the New Drug Approval Certificate for Nafarelin, according to pharmaceutical laws of PRC, we, as the assignee of the New Drug Approved Certificate, shall receive 4 years of exclusive protection.  As described below, we regard such protection period as the appropriate amortization period.  The patent protection is irrelevant for purposes of amortization in determining the life of the drug as we will not apply for patent protection for Nafarelin.

Ms. Christine Allen
 June 28, 2011

We shall not be responsible for conducting or paying for any clinical trial and/or research and development in connection with the new drug application for Nafarelin.  Pursuant to the Tonghua Agreement, Tonghua shall continue the research, development and clinical trial work for Nafarelin until the SFDA grants the New Drug Approval Certificate and the product is ready to be marketed.  Tonghua is listed as the applicant for the SFDA new drug approval process for this product. Once SFDA approval is obtained, we will be able to consummate the assignment and enjoy the protection afforded by the New Drug Approval Certificate.  In addition, our ability to commercialize this new product also requires assistance and cooperation from Tonghua, which Tonghua is obligated to provide to us under the Tonghua Agreement.

Under PRC law, the SFDA’s New Drug Approval Certificate grants certain exclusive protections to approved new drugs, meaning that the subject formula may not be manufactured by other parties in China.  The exclusive protection periods for the new drugs vary from 4 to 12 years depending on the category of the new drug.  Because we shall be the beneficiary of the exclusive protection during the applicable period (the so-called “new drug approval period”), upon consummation of the transaction contemplated by the Tonghua Agreement, we will regard the protection period as the appropriate amortization period.  Based on ASC 85-50-30 “Initial Measurement on Acquisition of Assets Rather Than a Business” and ASC350-30 “General Intangibles Other Than Goodwill”, the total payment pursuant to the Tonghua Agreement will be recorded as an intangible asset once we obtain the SFDA New Drug Approval Certificate and will be amortized over the term of the new drug protection period.

Based on an unwritten mutual understanding between us and Tonghua, any payments we made to Tonghua under the Tonghua Agreement will be refunded if SFDA approval is not abtained for Nafarelin.  Such mutual understanding, although we believed to be binding, was not explicitly stipulated in the Tonghua Agreement or otherwise memorialized.  As such, the first installment under the Tonghua Agreement was accounted as a deposit and the remaining two installment payments will be also accounted as deposits until the New Drug Approval Certificate is obtained, at which point the total payment will be recorded as intangible asset and amortized over the term of the new drug protection period.

The Tonghua Agreement also provides that we and Tonghua will compensate each other for all losses incurred by the other party if the purchase is not concluded due to reasons attributable to the offending party.”

A copy of the Tonghua Agreement will be filed as an exhibit to our Annual Report on Form 10-K for fiscal year ended March 31, 2011.

3.
Please confirm to us that in all future filings you will provide updates on the status of the current activities for each of your agreements, at each balance sheet date including, but not be limited to, the status of any contingencies paid, government approvals or denials, new occurrences or outcomes in the clinical trials process of a drug candidate, and expectations and status of refundable payments.

The Company confirms that we will, in our future filings, seek to provide accurate updates on the status of the current activities for each of our material agreements, at each balance sheet date including, but not be limited to, the status of any contingencies paid, government approvals or denials, new occurrences or outcomes in the clinical trials process of a drug candidate, and expectations and status of refundable payments.

Ms. Christine Allen
 June 28, 2011

10. Taxes, page F-16

4.
We acknowledge your response to comment 8 however it does not fully address our comment in that your response fails to explain how the operating losses in the U.S. were generated by Tongli (USA) considering the Company does not have operations in the U.S. As previously requested in the prior two comment letters, please provide an explanation of how operating losses were generated by Tongli (USA) and how these losses specifically contributed to the $545K increase in US net operating losses.

Although Tongli Pharmaceuticals (USA) Inc. (“Tongli USA”) does not have any operations in the United States, Tongli USA did incur the following cash and non-cash expenses related to being a U.S. public company and general administrative expenses:

•	Value of the shares issued as part of the 2009 Incentive Plan recorded as General and Administrative expenses: $1,189,708
•	Accounting fees: $78,822
•	Legal fees: $41,900
•	Professional fees, including transfer agent fees, fees payable to investor relations professionals, financial printing fees, etc.: $44,417
•	Rent of New York office: $22,578
•	Salary payable to U.S. based employees:$54,849
•	Stock-based compensation to consultant: $48,875

The aggregate of the above expenses equals $1,559,517.00, which will be accounted for as net operating loss generated from the U.S. during the year ended March 31, 2010.  The net operating loss gives provides Tongli USA with a $545,991 income tax benefit apply a tax rate of 35%.  The Company will take a 100% valuation allowance on this tax benefit and resulting the changes of valuation allowance of $545,991 for the fiscal year ended March 31, 2010.

Form 10-Q for the Quarter Ended December 31, 2010

Consolidated Financial Statements

4. Deposit for Land Use Right

5.
We acknowledge your response to comment 9. Please provide disclosures to be included in future filings consistent with your response that 40% of the remaining payment for the land right use is contingent upon the closing of the transfer. Please also disclose what is required from both parties in order for the land use to transfer, what obligations the Company would have if the land use transfer does not close, whether or not the first installment is refundable to the Company if the transfer does not close and what the current status of this transfer is. Please confirm to us that you will provide status updates at each balance sheet date for the latest events relevant to the closing of the transfer.

In response to the Staff’s comment, the Company plans to include disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and appropriate future filings:

Ms. Christine Allen
 June 28, 2011

“On December 20, 2010, we entered into a contract with a non-affiliated individual named Shuai Li to acquire rights to use a parcel of land and fixtures thereon for twenty years (from December 20, 2010 to December 30, 2030) for RMB20 million (approximately $3 million).  RMB12 million (equivalent to $1,817,541) was paid upon execution of the contract in December 2010.  The balance was required to be paid within 20 days after the conveyance of a list of land and fixtures. The first installment payment was treated as deposit on our balance sheet as of June 30, 2010, September 30, 2010, and December 31, 2010.  Due to the nature of the subject parcel of land, there is no PRC government approval or recording required for the transfer of land use right.  We paid the outstanding balance under the contract on February 21, 2011 and the transfer was concluded in March 2011.  As such, the total contract price will be amortized over twenty years on our balance sheet as of March 31, 2011.”

A copy of the land use right transfer agreement will be filed as an exhibit to our Annual Report on Form 10-K for fiscal year ended March 31, 2011.

*************

We thank the Staff in advance for its consideration of the foregoing.  We would appreciate the opportunity to assist the Staff in concluding its review so that the Company may file its Annual Report on Form 10-K on a timely basis.  Please contact our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Sincerely,

/s/ Mingli Yao

Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.